UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 1-5318
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
KENNAMETAL RETIREMENT
INCOME SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Kennametal Inc.
1600 Technology Way
P.O. Box 231
Latrobe, Pennsylvania 15650

KENNAMETAL RETIREMENT INCOME SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS
Exhibit 23 — Consent of Independent Registered Public Accounting Firm
Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
the Kennametal Retirement Income Savings Plan:
We have audited the accompanying statements of net assets available for benefits of the Kennametal Retirement Income Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Schneider Downs & Co., Inc.
Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania
June 26, 2009

KENNAMETAL RETIREMENT INCOME SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008 AND 2007

	2008	2007

ASSETS
Receivables:
Participant contributions	$10,173	$11,591
Employer contributions	33,709	42,939

Total receivables	43,882	54,530

Investments at fair value:
Mutual funds (Note 2)	4,971,681	9,316,516
Master trust	5,070,067	4,981,835
Kennametal Inc. common stock	1,587,724	2,958,924
Participant loans	319,634	207,449

Total investments	11,949,106	17,464,724

Total assets	11,992,988	17,519,254

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	140,559	(43,968)

NET ASSETS AVAILABLE FOR BENEFITS	$12,133,547	$17,475,286

The accompanying notes are an integral part of these financial statements.

KENNAMETAL RETIREMENT INCOME SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2008

2008

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Participant contributions	$160,674
Employer contributions	137,241
Dividends and interest	494,619

Total additions	792,534

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Net depreciation in fair value of investments	4,369,411
Benefits paid to participants	1,764,822
Administrative fees	804

Total deductions	6,135,037

NET DECREASE BEFORE TRANSFER OF ASSETS	(5,342,503)

Transfers from other Kennametal Plans	764

NET DECREASE	(5,341,739)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	17,475,286

End of year	$12,133,547

The accompanying notes are an integral part of these financial statements.

KENNAMETAL RETIREMENT INCOME SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007
NOTE 1 — DESCRIPTION OF PLAN
The following general description of the Kennametal Retirement Income Savings Plan, as amended (the Plan), is provided for general information purposes only. Participants should refer to the plan document for complete information.
The Plan is a defined contribution plan, established to encourage investment and savings for eligible union employees of Kennametal Inc. (the Company), and to provide a method to supplement their retirement income. The Plan provides these employees the opportunity to defer a portion of their annual compensation for federal income tax purposes in accordance with Section 401(k) of the Internal Revenue Code, as amended (IRC). The Plan also provides for Company contributions. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Company serves as the Plan sponsor.
ADMINISTRATION OF THE PLAN — The management of the Company has the authority and responsibility for the general administration of the Plan. Fidelity Management Trust Company functions as the trustee, and Fidelity Investments Institutional Operations Company functions as the recordkeeper.
ELIGIBILITY — Employees may become participants in the Plan on the first day of the first payroll period subsequent to completing six (6) months of service. Under present federal income tax law, employer contributions and all earnings of the Plan do not constitute taxable income to the participants until withdrawn from the Plan by the participants.
VESTING — All participant and employer contributions vest immediately.
PARTICIPANT ACCOUNTS — A separate account is maintained for each participant in the Plan, reflecting investments, contributions, investment gains and losses, distributions, loans, withdrawals and transfers.
CONTRIBUTIONS — The Company is required to contribute quarterly, a base amount of 2% of each eligible employee’s wages, which include base salary, overtime, shift differential pay and incentive compensation. Participants may elect to contribute to the Plan from 1% to 20% of their pre-tax wages through payroll deductions. Employees who are age 50 or older and who exceed the annual dollar limit under the law or the Plan are eligible to make Catch-Up contributions. Unless otherwise amended, the Plan provides for employer matching contribution of 50% of employee contributions up to 4%. As such, the maximum employer matching contribution is 2%. Under the Plan, the Company has the discretion to make its employer matching contributions in Kennametal common stock.
The participants can elect to have their contributions (pre-tax, catch-up and rollover amounts) invested in the different investment funds available under the Plan. Currently, the Plan offers 19 mutual funds, Kennametal Common Stock, and a Master Trust. Employer mandatory and matching contributions are made quarterly. During 2008, employer matching contributions were invested in the same investment fund elections that the employee elected for their pre-tax or after-tax contributions.
During 2008, the mandatory contributions were invested in the same investment fund elections that the employee elected for their pre-tax contributions. Effective March 1, 2009, the Company elected to make its mandatory contribution in Kennametal common stock until further notice.

DISTRIBUTIONS — Distributions to participants due to disability, retirement or death are payable in either a lump sum or in periodic payments for a period not to exceed ten (10) years. If a participant’s vested interest in his or her account exceeds $1,000, a participant may elect to defer distribution to a future date as more fully described in the plan document.
In addition, while still employed, participants may withdraw pre-tax employee and Company contributions if over age 59.5, at any time. Pre-tax employee and Company contributions can be withdrawn by participants under age 59.5 only for specific hardship reasons.
PARTICIPANT LOANS — Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 less the excess of the highest outstanding loan balance during the previous one-year period over the outstanding balance as of the date of the loan or 50% of their account balance as defined by the Plan or the IRC. Principal and interest are paid ratably thorough payroll deductions. The maximum term permissible for a general-purpose loan is 5 years and 30 years for a residential loan. The interest rate is determined by the plan administrator based on existing market conditions and is fixed over the life of the loan. Interest rates on participant loans ranged from 5.0% to 9.5% at December 31, 2008 and 2007, respectively. Participant loans outstanding at December 31, 2008 have maturity dates ranging from 2009 to 2023.
INVESTMENTS — Participants direct their contributions and all Company contributions by electing that such contributions be placed in a single investment fund or allocated to any combination of investment funds available under the Plan. Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate. Participants may elect at any time to transfer all or a portion of the value of their accounts among the investment funds.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF ACCOUNTING — The financial statements of the Plan are prepared under the accrual method of accounting.
As described in Financial Accounting Standards Board (FASB) Staff Position (FSP), FSP No. AAG INV-1 and Statement of Position (SOP) 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans”, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by this FSP, the statements of net assets available for benefits present the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The statements of net assets available for benefits are prepared on a contract value basis.

RECENT ACCOUNTING PRONOUNCEMENTS
In April 2009, the FASB issued FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (FSP 157-4). FSP 157-4 provides guidance on factors to be considered while estimating fair value in accordance with Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” (SFAS 157), when there has been a significant decrease in market activity for an asset or liability. This guidance retains the existing “exit price” concept under SFAS 157 and therefore does not change the objective of fair value measurements, even when there has been a significant decrease in market activity. FSP 157-4 is effective for the Plan as of December 31, 2009. The Plan’s management is in the process of evaluating the provisions of this FSP to determine the impact of adoption on the Plan’s financial statements.
In April 2009, the FASB issued FSP No. FAS 115-2 and FSP No. FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”. This FSP contains a new method for recognizing and reporting other-than-temporary impairments of debt securities. It also contains additional disclosure requirements for investments in debt and equity securities. This FSP is effective for the Plan as of December 31, 2009. The Plan’s management is in the process of evaluating the provisions of this FSP to determine the impact of adoption on the Plan’s financial statements.
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133” (SFAS 161). SFAS 161 expands the current disclosure requirements in SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133). SFAS 161 is effective for the Plan beginning January 1, 2009. The Plan’s management is in the process of evaluating the provisions of SFAS 161 to determine the impact of adoption on the Plan’s financial statements.
On January 1, 2008, the Plan adopted SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis (the fair value option) with changes in fair value recognized in earnings at each subsequent reporting date. The Plan records its investments at fair value. A portion of the Plan’s investments are primarily held in the form of fully benefit-responsive investment contracts in the Master Trust. These contracts are disclosed at fair value with a corresponding reduction to contract value for purposes of reporting net assets in accordance with the provisions of FSP No. AAG INV-1 and SOP 94-4-1. The adoption of SFAS 159 had no impact on the Plan’s financial statements.
On January 1, 2008, the Plan adopted SFAS No. 157, “Fair Value Measurements” (SFAS 157) as it relates to financial assets and financial liabilities. SFAS 157 was amended by FSP No.157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” (FSP SFAS 157-1) and FSP No.157-2, “Effective Date of FASB Statement No. 157” (FSP SFAS 157-2). See Note 3 for additional disclosures.

USE OF ESTIMATES — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.
INVESTMENTS — Investment transactions are recorded on a trade date basis. INVESCO Institutional, Inc. reported that all the investment contracts held in the Master Trust under the Stable Value Fund (see Note 5) are fully benefit-responsive. Fully benefit-responsive investment contracts are reported at fair value under investments with a corresponding adjustment to contract value for purposes of reporting net assets available for investments in accordance with the provisions of FSP No. AAG INV-1 and SOP 94-4-1. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Investments in Kennametal common stock are valued at their quoted market price at year-end. Participant loans are valued at amortized cost, which approximates fair value.
PAYMENT OF BENEFITS — Benefit payments are recorded as distributed.
INVESTMENT INCOME — Interest and dividend income are recorded in the period earned.
NET DEPRECIATION — Net depreciation in fair value of investments is composed of unrealized gains and losses, which represent the change in market value compared to the cost of investments in each year, and realized gains and losses on security transactions, which represent the difference between proceeds received and average cost. Net depreciation in fair value of investments for the year ended December 31, 2008 was as follows:

2008

Kennametal Inc. Common Stock Fund	$1,122,904
Mutual Funds	3,246,507

Total	$4,369,411

PLAN EXPENSES — Expenses attributable to the administration or operation of the Plan and related trust are allocated pro rata on the basis of account balances to the accounts of participants unless the Board of Directors of the Company, at its sole discretion, determines that such expenses are to be paid by the Company. For the year ended December 31, 2008 the Company paid all administrative expenses related to the operation of the Plan. Investment management fees and costs incurred in connection with the purchase and sale of securities are equitably apportioned among the respective investment funds. These expenses are included as a deduction from net assets in the statement of changes in net assets available for benefits.
RECLASSIFICATIONS — Investments in Fidelity Freedom Funds of $1,950,510 as of December 31, 2008 are classified as mutual funds in the statement of net assets available for benefits and Schedule H. Fidelity Freedom Funds of $3,208,711 as of December 31, 2007 were classified as common / collective trusts in the prior year financial statements. These prior year amounts have been reclassified to mutual funds to conform with the current year’s presentation.

NOTE 3 — FAIR VALUE MEASUREMENTS
SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures related to fair value measurements. The provisions of this standard apply to other accounting pronouncements that require or permit fair value measurements and are to be applied prospectively with limited exceptions.
SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This standard is now the single source in GAAP for the definition of fair value, except for the fair value of leased property as defined in SFAS No. 13, “Accounting for Leases”. SFAS 157 established a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Fair value measurements are assigned a level within the hierarchy based on the lowest significant input level. The three levels of the fair value hierarchy under SFAS 157 are described below:
Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3: Inputs that are unobservable.
The following sections describe the valuation methodologies used by the Plan to measure investments at fair value, including an indication of the level in the fair value hierarchy in which each major category of investments is generally classified. Where appropriate, the description includes details of the valuation models and any significant assumptions.
Mutual Funds Investments in mutual funds are valued at quoted net asset values at year end.
Master Trust The plan has an undivided interest in the underlying assets of the Master Trust. Assets of the Master Trust are held in a stable value fund by INVESCO. The Master Trust primarily invests in wrapper contracts, or synthetic guaranteed investment contracts. See Note 5 for additional disclosures on the Master Trust. The fair value of the underlying assets of the Master Trust were determined using a present value model and the principal inputs are discount rate, fee periods, fee invoice schedule, contract value, replacement cost and actual cost.
Common Stock Investments in common stock are valued at their quoted market price at year-end.
Participant Loans Participant loans are valued at amortized cost, which approximates fair value.

As of December 31, 2008, the fair values of the Plan’s investments measured on a recurring basis are categorized as follows:

	Level 1	Level 2	Level 3	Total

Mutual funds	$4,971,681	$—	$—	$4,971,681
Plan’s interest in Kennametal Inc. Master Trust:
Synthetic guaranteed investment contracts	—	4,884,582	—	4,884,582
Money market fund	—	185,485	—	185,485
Kennametal Inc. common stock	1,587,724	—	—	1,587,724
Participant loans	—	—	319,634	319,634

Total investments	$6,559,405	$5,070,067	$319,634	$11,949,106

The table below summarizes the activity in the participant loan accounts which are classified within Level 3 of the valuation hierarchy:

2008

Balance at beginning of year	$207,449
Purchases, sales, issuances, and settlements (net)	112,185

Balance at end of year	$319,634

NOTE 4 — INVESTMENTS EXCEEDING FIVE PERCENT OF NET ASSETS
The fair values of individual investments that represent five percent or more of the Plan’s total net assets as of December 31 were as follows:

	2008	2007

Stable Value Fund	$5,070,067	$4,981,835
Kennametal Inc. Common Stock Fund	1,587,724	2,958,924
Fidelity Freedom 2015 Fund	1,406,910	2,144,210
Vanguard Institutional Index Fund	901,471	1,550,508
MSIFT MidCap Growth Portfolio	677,368	1,638,327
H&W LargeCap Value Fund	611,279	1,389,726
NOTE 5 — MASTER TRUST
A portion of the Plan’s investments are held in a Master Trust, which was established for the investment of assets of the Plan and two other Company-sponsored defined contribution plans. Each plan has an undivided interest in the underlying assets of the Master Trust. The assets of the Master Trust are held in a stable value fund by INVESCO. Investment income relating to the Master Trust is allocated to the individual plans based upon average monthly balances invested by each plan. The underlying assets of the Master Trust include benefit-responsive investment contracts (the contracts).
The Master Trust’s key objectives are to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan.

To accomplish the objectives described above, the Master Trust primarily invests in wrapper contracts, or synthetic guaranteed investment contracts (GICS). In wrapper contracts, the investments are owned and held by the Master Trust for Plan participants. The Trust purchases a wrapper contract from an insurance company or bank. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed-income investments, typically over the duration of the investments, through adjustments to the future interest-crediting rate, the rate earned by participants in the Master Trust for the underlying investments. The issuer of the wrapper contract provides assurance that the adjustment to the interest-crediting rate will not result in a future interest-crediting rate that is less than zero. An interest-crediting rate less than zero would result in a loss of principal or accrued interest.
The key factors that influence future interest-crediting rates for a wrapper contract include the level of market interest rates, the amount and timing of participant activity within the wrapper contract, the investment returns and the duration of the underlying investments. Most wrapper contracts use a formula based on the characteristics of the underlying fixed-income portfolio to determine a crediting rate. Over time, the crediting rate formula amortizes the Master Trust’s realized and unrealized market value gains and losses over the duration of the investments. The wrapper contracts’ interest-crediting rates are typically reset on a monthly or quarterly basis.
The average yield earned by the Plan based on actual earnings was 7.14% and 5.33% at December 31, 2008 and 2007, respectively. The average yield earned by the Plan based on the interest rate credited to participants was 4.21% and 4.89% for the years ended December 31, 2008 and 2007, respectively.
In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to withdraw from a contract in order to switch to a different investment provider, or if the terms of a successor plan do not meet the wrapper contract issuer’s underwriting criteria for issuance of a closed wrapper contract. Management believes that the events described above that could result in the payment of benefits at fair value rather than contract value are not probable of occurring in the foreseeable future.

Investments held by the Master Trust at December 31, 2008 were as follows:

		Investments at	Adjustments to	Investments at
Security	Issuer Rating	Fair Value	Contract Value	Contract Value

Wrapped Portfolios
Common Collective Trusts:
NATIXIS IGT INVESCO Short-term Bond Fund	A+/Aa3	$23,465,489	$830,804	$24,296,293
ING IGT INVESCO Multi-Mgr A or Better Interm. G/C Fund	AA/Aa3	21,945,385	517,809	22,463,194
ING Wrapper contracts	AA/Aa3	30,715	725	31,440
Pacific Life IGT INVESCO Multi Mgr A or Better Interm. G/C Fund	AA/Aa3	21,793,346	516,716	22,310,062
Pacific Life Wrapper contracts	AA/Aa3	30,505	723	31,228
Monumental IGT INVESCO Multi-Mgr A or Better Core Fund	AA/Aa3	18,187,348	402,765	18,590,113
Monumental Wrapper contracts	AA/Aa3	36,440	807	37,247
State Street IGT INVESCO Short-term Bond Fund	AA/Aa1	16,343,268	567,071	16,910,339
State Streer Wrapper contracts	AA/Aa1	10,086	350	10,436
JP Morgan Chase IGT INVESCO Short-term Bond Fund	AA-/Aaa	17,358,052	589,543	17,947,595
JP Morgan Chase Wrapper contracts	AA-/Aaa	28,478	967	29,445
Short-Term Investments
Fidelity Money Market	N/A	4,524,031	—	4,524,031

Total		$123,753,143	$3,428,280	$127,181,423

At December 31, 2008, the Plan’s interest in the Master Trust was 4.1 percent. Total investment income for the Master Trust was $5,290,031 for the year ended December 31, 2008.

Investments held by the Master Trust at December 31, 2007 were as follows:

		Investments at	Adjustments to	Investments at
Security	Issuer Rating	Fair Value	Contract Value	Contract Value

Wrapped Portfolios
Common Collective Trusts:
NATIXIS IGT INVESCO Short-term Bond Fund	AA/Aa2	$23,036,455	$(311,062)	$22,725,393
ING IGT INVESCO Multi-Mgr A or Better Interm. G/C Fund	AA/Aa3	21,610,964	(344,702)	21,266,262
Pacific Life IGT INVESCO Multi Mgr A or Better Interm. G/C Fund	AA/Aa3	21,461,291	(305,104)	21,156,187
UBS AG IGT INVESCO Multi-Mgr A or Better Core Fund	AA+/Aa2	18,224,633	235,312	18,459,945
State Street IGT INVESCO Short-term Bond Fund	AA/Aa1	15,911,158	(114,214)	15,796,944
JP Morgan Chase IGT INVESCO Short-term Bond Fund	AA/Aaa	16,925,158	(259,420)	16,665,738
Short-Term Investments
Fidelity Money Market	N/A	2,930,521	—	2,930,521

Total		$120,100,180	$(1,099,190)	$119,000,990

At December 31, 2007, the Plan’s interest in the Master Trust was 4.2 percent.
NOTE 6 — TAX STATUS
The Plan obtained its latest determination letter on March 10, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.
NOTE 7 — PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right to suspend or terminate the Plan at any time, subject to the provisions of the ERISA and according to the terms of the collective bargaining agreement.
NOTE 8 — RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 9 — RELATED PARTY TRANSACTIONS
Certain investments of the Plan are mutual funds managed by Fidelity Investments. The trustee of the Plan is Fidelity Management Trust Company and, therefore, these transactions qualify as party-in-interest transactions.
One of the investment fund options available to participants is common stock of Kennametal Inc., the Plan sponsor. The Plan held 69,527 and 78,131 shares of Kennametal common stock, or $1,587,724 and $2,958,924 at December 31, 2008 and 2007, respectively. As a result, transactions related to this investment fund qualify as party-in-interest transactions.

KENNAMETAL RETIREMENT INCOME SAVINGS PLAN
PLAN NUMBER: 015
EIN: 25-0900168
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

(a)	(b) Issuer	(c) Description	(d) Cost	(e) Fair Value

		Mutual Funds

	Morgan Stanley	MSIFT MidCap Growth Portfolio	N/A	$677,368
	Vanguard	Vanguard Institutional Index Fund	N/A	901,471
	Hotchkis & Wiley	H&W LargeCap Value Fund	N/A	611,279
	American Funds	American Funds EuroPacific Growth Fund	N/A	205,604
	Lord Abbett	Lord Abbett SmallCap Value Fund	N/A	188,092
*	Fidelity	Fidelity Capital Appreciation Fund	N/A	109,282
	Vanguard	Vanguard Total Bond Market Index Signal	N/A	186,813
	Vanguard	Vanguard Total International Stock	N/A	5,358
	Pimco	Pimco Total Return Fund	N/A	10,557
	Hotchkis & Wiley	H&W MidCap Value Fund	N/A	72,247
	Morgan Stanley	MSIF Small Company Growth Portfolio	N/A	53,100
*	Fidelity	Fidelity Freedom 2015 Fund	N/A	1,406,910
*	Fidelity	Fidelity Freedom 2020 Fund	N/A	203,607
*	Fidelity	Fidelity Freedom 2030 Fund	N/A	116,683
*	Fidelity	Fidelity Freedom 2025 Fund	N/A	68,235
*	Fidelity	Fidelity Freedom Income Fund	N/A	100,253
*	Fidelity	Fidelity Freedom 2010 Fund	N/A	28,907
*	Fidelity	Fidelity Freedom 2040 Fund	N/A	24,743
*	Fidelity	Fidelity Freedom 2035 Fund	N/A	1,172

		Total Mutual Funds		4,971,681

		Master Trust

	INVESCO	Stable Value Fund	N/A	5,070,067

		Kennametal Inc. Common Stock

*	Kennametal	Kennametal Inc. Common Stock Fund	N/A	1,587,724

		Loans to Participants

	Participant Loans	Maturities from 2009 to 2023, interest rates from 5.0% to 9.5%	N/A	319,634

		Total Investments		$11,949,106

*	Party-in-interest, for which a statutory exemption exists.

SIGNATURES
THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Kennametal Retirement Income Savings Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

KENNAMETAL RETIREMENT INCOME SAVINGS PLAN
Date: June 26, 2009	By:	/s/ John Bielinski
John Bielinski
Plan Administrator